UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      August 18, 2006

via U.S. mail

Mr. Vincent J. Gallant
Vice President, Corporate
Zone 3, Acheson Industrial Area
2-53016 Highway 60
Acheson, Alberta T7X 5A7

      Re:	NACG Holdings Inc.
      	Form F-1
      	Filed July 21, 2006
      	File No. 333-135943
      	North American Energy Partners, Inc.
      Form 20-F
      	Filed November 23, 2005
      	File No. 333-111356

Dear Mr. Gallant:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

Form F-1

General
2. The forepart of the prospectus should include only the cover page, table of contents summary and risk factors sections. Please remove any other information so that it appears later in the document.
3. We will need time to review all new disclosure, including the identification of the selling shareholders, any artwork or graphics and the intended price range. Similarly, we will need time to review all omitted exhibits. You can expedite the review process by providing all this information and by filing all such documents promptly. Examples include the following:

* any material contracts, including those relating to the acquisition of Norama Ltd.;
* the legality opinion;
* the Voting and Corporate Governance Agreement;
* the Joint Venture Agreement with Noramac;
* the Advisory Services Agreement;
* the office leases with Acheson Properties Ltd; and
* the employee shareholders agreement;

We may have additional comments.
4. Please monitor your need to update your financial statements and auditor`s consent.



5. Please provide the disclosure regarding the Commission`s position on indemnification for Securities Act liabilities as required by Item
5A of Form F-1.
6. To the extent applicable, please provide the information required by Item 2.B of Form 20-F. Please refer to Item 4(a) of Form F-1.
7. Please provide the information required by Item 3.B of Form 20-
F.
8. Please provide the information required by Item 10.B of Form
20-F.
9. Please provide the information required by Item 10.C and D of Form
20-F.

Inside Front Cover Page of Prospectus
10. Please move the dealer prospectus delivery obligation language to the outside back cover page of the prospectus, as required by Item 502(b) of Regulation S-K.

Prospectus Summary, page 1
11. We note that your disclosure is similar to the disclosure in the beginning of the Business section. Please revise the Summary section to be more concise and describe only the aspects of the offering that are most significant.

Our Company, page 2
12. We note your discussion of the revenues that you generated during the year ended March 31, 2006 and since the beginning of the 2002 fiscal year. Please balance this discussion with disclosure of your net losses during those periods.

Corporate Information, page 7
13. Please disclose your website address.
14. Please provide the name and address of your agent in the United
States, if any.

Summary Consolidated Historical and Pro Forma Financial Data, page
9
15. Please insert a bold vertical line to separate the unaudited from audited periods. Label the pro forma column "unaudited." Please also make these changes elsewhere in your filing where appropriate and practicable.






Risk Factors, page 15
16. You should describe all of the material risks in this section. In this regard, please remove the reference to "risks not presently known" or risks that you "deem immaterial."
17. Ensure that you clearly identify, under appropriately descriptive captions, all material risks, including those related to the potential conflicts among you and various affiliates. An example would be: the continuing relationship that your sponsors will have with you, including share ownership, board representation, and receipt of information.
18. We note your disclosure on page 60. Please add a risk factor that describes the risk to the company if one of your major customers requested $50 million in letters of credit.
19. We note your disclosure on page 120. Please add a risk factor that discusses the difficulty investors outside Canada may have in serving process on you or your officers and directors.

"Until we establish and maintain effective internal controls over financial reporting...," page 18
20. Please delete the mitigating language in this risk factor that discusses the steps you have taken to remedy your significant weaknesses. Please describe these steps in your MD&A where you describe your various significant weaknesses. Please also state when the significant weaknesses were identified, by whom they were identified and when the significant weaknesses first began.

Reorganization, page 34
21. We note the organizational charts on pages 34 and 35.   Please
provide the information required by Item 4.C of Form 20-F, including a listing of the company`s significant subsidiaries.
22. We note your statement that that any outstanding options under the 2004 share option plan will become options to purchase common shares of North American Energy Partners and the number and exercise price of such options will be adjusted accordingly. We also note the statement in Note 24 on page F-42 that the options of certain directors will immediately vest in conjunction with the reorganization. Please advise or revise.




Use of Proceeds, page 31
23. Please elaborate regarding the general corporate purposes for which you intend to use the proceeds of the offering.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 47
24. Please discuss, for at least the current fiscal year, any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company`s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please refer to Item 5.D of Form 20-
F.
25. We note that you present and discuss the combined results for the predecessor and successor periods for the fiscal year 2004. We believe that your presentation of the combined results is not contemplated by GAAP. Tell us why you believe your presentation of the combined results is more meaningful than separate discussions of your predecessor and successor periods for 2004. If you can support for us that your current presentation is most meaningful for your readers, you should revise and expand your disclosure as follows:

?	Label the combined column as "non-GAAP."

?	Explain that GAAP does not allow for such a combination, but that you have strictly added the successor and predecessor columns together and that you have made no attempt to pro forma the combined results.

?	Explain why you believe your presentation is meaningful and
how
it is helpful in understanding the trends of your business.

* Explain that the combined results do not reflect the results that would have been attained had the acquisition occurred at the beginning of the period.

Please also revise your disclosures with the chart on page 77 to reflect our concerns.

Liquidity and Capital Resources, page 60
26. Please state your opinion as to whether your working capital is sufficient for your present requirements, or if not, how you propose to provide the additional working capital. Please refer to Item
5.B.1(b).


Business, page 68

General
27. Please provide the information required by Item 4.A of Form
20-F.
In this regard, please describe the important events in the development of the business, including the acquisition of North American Construction Group and North American Energy Ltd. We note that you were formed in 2003 in connection with the acquisition of certain businesses from Norama Ltd., but that, as stated on your website, certain subsidiaries have been in business since 1953. Please advise or revise.

Canadian Oil Sands, page 72
28. We note your statement that you currently provide most of your services to companies operating open pit mines. We also note your citation to the reserves the EUB estimates are recoverable from the oil sands. Please specify the amount of these reserves that are recoverable from the open pit mines.

Legal Proceedings, page 83
29. Please state the amount of the claim that has been made against the company by the plaintiffs.

Management, page 86
30. Please provide the business address of your members of management, as required by Item 1.A of Form 20-F.

Executive Compensation, page 92
31. Please provide the expiration date of the options, as required by
Item 10.A.5 of Form 20-F.
Related Party Transactions, page 95
32. Please disclose whether the terms of the related party transactions were the same as would have been obtained from an unaffiliated third party.
33. Please describe the material terms of the management services agreement between Norama, Inc. and the North American Construction Group, Inc. as set forth in Note 17 to the Financial Statements, and file it as an exhibit.
Advisory Services Agreement, page 95
34. Please state the services provided by the sponsors under this agreement and identify the sponsors to whom the agreement applies.

Voting and Corporate Governance Agreement

Termination, page 96
35. Please state whether there will be any conflicts with the ongoing right that your sponsors will have to receipt of information, including information that is provided to the Board of Directors.

Principal and Selling Shareholders, page 99
36. In regard to your major shareholders, please provide the information required by Item 7.A of Form 20-F, specifically whether there has been any significant change in their percentage of ownership during the past three years and whether the major shareholders have different voting rights.
37. In regard to your selling shareholders, please provide the information required by Item 9.D of Form 20-F. Specifically, state the nature of any position, office or other material relationship that the selling shareholder has had within the past three years with the company or any predecessors or affiliates.

 Description of Share Capital, page 105
38. Please provide the information required by Item 10.A of Form
20-
F, including a reconciliation of the number of shares outstanding at the beginning and end of the year and a history of the share capital for the last three years. Please refer to Item 10.A.1 and 10.A.6




Shares Eligible for Future Sale, page 109
39. We note your statement on page 105 that the nonvoting common stock may be converted into voting common stock. Please include a description of these shares in this section.

Underwriting, page 116
40. If the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early, disclose this.
41. We note your statement as to the total estimated expenses. Please provide the reasonably itemized statement of expenses required by Item 9.F.2 of Form 20-F

Report of Independent Registered Public Accounting Firm, page F-2
42. Please revise the third paragraph to include a reference to the results of operations and cash flows for the year ended March 31, 2006, or explain why this period is not included.

Note 2 - Significant Accounting Policies, page F-6

Derivative financial instruments, page F-10
43. You state at the top of page F-11 that if a derivative financial instrument that previously qualified for hedge accounting no longer qualifies or is settled or de-designated, the fair value on that date is deferred and recognized when the corresponding hedged transaction is recognized. Please explain to us how this policy complies with the relevant accounting literature for Canadian and U.S. GAAP.

United States accounting pronouncements recently adopted, page F-
38
44. Please tell us why you adopted SFAS 150 on January 1, 2005, for certain mandatorily redeemable financial instruments. We note that
SFAS 150 was effective for mandatorily redeemable financial instruments of a non-public entity for fiscal periods beginning after
December 15, 2003, or January 1, 2004, in your case.

Form 20-F of North American Energy Partners Inc.

Controls and Procedures, page 55
45. We note your statement that "while there are certain internal control deficiencies, there are compensating controls in place to provide assurance that the design of our disclosure controls and procedures are effective in all material respects to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of
1934
is recorded, processed, summarized, and reported as and when
required."    Please revise your disclosure to state, if true,
that
your disclosure controls and procedures are effective as of the end of the reporting period. If you reach this conclusion, please explain in more detail why you have reached this conclusion given the presence of significant weaknesses.
46. Please disclose in greater detail the nature of the internal control deficiencies you mention in your disclosure. In this regard also revise to disclose the specific steps that you have taken to remediate the deficiencies, when the deficiencies were identified, and by whom they were identified.
47. Please provide the disclosure regarding changes in internal controls over financial reporting required by Rule 13a-15(d) or Rule
15d-15(d).  Please refer to Item 15(d) of Form 20-F.

Closing Comments

      Please cause North American Energy Partners to amend its
Form
20-F within 10 business days of the date of this letter, or else tell us when it will be amended. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statements. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sandy Eisen at 202-551-3864, or in her
absence,
April Sifford at 202-551- 3684 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, me, at
(202)
551-3685 with any other questions.

      Sincerely,



	Tangela Richter
	Branch Chief




cc:	Gary Orloff, Esq.
      S. Eisen
      D. Levy





Mr. Vincent J. Gallant
NACG Holdings Inc.
Page 10